

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2015

Christopher Carmichael
Chief Executive Officer
Ubiquity, Inc.
9801 Research Drive
Irvine, CA 92618

> **Re: Ubiquity, Inc.**
> **Form 8-K, Item 4.02**
> **Filed April 23, 2015**
> **File No. 000-55288**

Dear Mr. Carmichael:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

We also remind you that once you have had a PCAOB registered public accounting firm conduct the required audits, you should amend your Form 10-K promptly to include the audited financial statements.

Sincerely,

/s/ Ryan Rohn

Ryan Rohn
Staff Accountant